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Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re: Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 773

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed to us via telephone on June 4, 2021, regarding Post-Effective Amendment No. 773 to the registration statement (the "Amendment") under the Securities Act of 1933, as amended (the "1933 Act"), of Invesco Exchange-Traded Fund Trust II (the "Trust"), which is also Post-Effective Amendment No. 774 to the Trust's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act"). The Amendment was filed with the SEC on May 21, 2021 to register two new series of the Trust called the Invesco PHLX Semiconductor ETF (the "Semiconductor ETF") and the Invesco Nasdaq Biotechnology ETF (the "Biotechnology ETF," and together with the Semiconductor ETF, the "Funds," with each, a "Fund"). For your convenience, each of your comments, as we understand them, is repeated below with the Trust's responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all outstanding and/or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Where comments to one Fund apply to both Funds, we confirm that we will make corresponding changes throughout registration statement.

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

1.Comment: Please revise the discussion in the "Concentration Policy" section of each Fund to reflect the composition of its underlying index.

Response: We have revised the disclosure to clarify that each Fund will be concentrated in issuers within the specific industry noted in the name of the Fund that also are components of its underlying index. The revised disclosure is as follows:

For Semiconductor ETF: The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in ~~any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries. As of April 30, 2021, the Underlying Index had significant exposure to the semiconductors industry and the information technology sector.~~ the semiconductors industry that are contained in the Underlying Index. The Fund's portfolio holdings~~, and the extent to which it concentrates its investments,~~ are likely to change over time.

For Biotechnology ETF: The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in ~~any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries. As of April 30, 2021, the Underlying Index had significant exposure to the biotechnology industry and the health care sector.~~ the biotechnology or pharmaceutical industries that are contained in the Underlying Index. The Fund's portfolio holdings~~, and the extent to which it concentrates its investments,~~ are likely to change over time.

2.Comment: Currently, there is a worldwide shortage of semiconductor materials because of the increased demand for household products and personal electronics, coupled with a slowdown in production resulting from the COVID-19 pandemic. This outcome has caused supply chain disruptions that have negatively impacted a variety of industries and sectors within the worldwide economy that depend upon semiconductors. Please include a discussion of these types of issues in the

"Principal Risks of Investing in the Fund" section of the Semiconductor ETF's summary prospectus.

Response: We have revised the "Semiconductors Industry Risk" in accordance with the Staff's comment, as follows:

Semiconductors Industry Risk. The Fund will be sensitive to, and its performance may depend to a greater extent on, the overall condition of the semiconductor industry. Competitive pressures, intense competition, aggressive pricing, technological developments,

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

changing demand, research and development costs, availability and price of components and product obsolescence can significantly affect companies operating in the semiconductors industry. Recent events, including the impact from the COVID-19 pandemic, has impaired manufacturing output of semiconductor equipment and at least temporarily disrupted supply chains for industries that rely on such equipment. Semiconductor companies are vulnerable to wide fluctuations in securities prices due to such global circumstances and may be negatively impacted as a result.

3.Comment: We note that a lot of the manufacturing of semiconductor equipment in recent years has moved outside of the United States. Therefore, even if the companies in the underlying index are U.S.-listed companies, such companies may be impacted by the global nature of manufacturing within this sector. Accordingly, consider including disclosure discussing the risks associated with offshore manufacturing.

Response: We have added the following risk to the Semiconductor ETF's summary prospectus in accordance with the Staff's request:

Foreign Exposure Risk. Although the Fund invests in securities of companies listed on U.S. securities exchanges, the international operations of those companies may create exposure to foreign markets where such companies operate. The international operations of many semiconductor companies expose them to risks associated with political, social or economic events in other countries or regions, which may include instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, tariffs and trade disputes, competition from subsidized foreign competitors with lower production costs and other risks inherent to international business.

4.Comment: In the "Principal Investment Strategies" section of the Semiconductor ETF's summary prospectus, please discuss how components of the underlying index are selected by the index provider.

Response: We have included the requested disclosure, which reads as follows:

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. ("Nasdaq" or the "Index Provider") compiles the Underlying Index, which is a modified market-capitalization weighted index designed to measure the performance of the 30 largest companies listed in the United States that are ~~U.S.-listed securities of companies~~ engaged in the semiconductor business, as determined by the Index Provider. Semiconductors include products such as memory chips,

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

microprocessors, integrated circuits and related equipment that serve a wide variety of purposes in various types of electronics, including in personal household products, automobiles and computers, among others. The Underlying Index includes companies engaged in the design, distribution, manufacture and sale of semiconductors.

~~The Underlying Index may include securities of large-, mid- and small- capitalization companies.~~ Eligible securities must: (1) be classified under the semiconductors subsector or production technology equipment subsector of the Industry Classification Benchmark, (2) have a market capitalization of at least $100 million, (3) have traded at least 1.5 million shares in each of the prior six calendar months, and (4) be listed on the Nasdaq Stock Market, the New York Stock Exchange ("NYSE"), NYSE American, or the CBOE Exchange. As of April 30, 2021, the Underlying Index was comprised of 30 constituents with market capitalizations ranging from approximately $5.4 billion to $605.4 billion.

The Underlying Index is rebalanced annually in September and reweighted quarterly, effective at market open of the following trading day after the close of trading on the third Friday in March, June, September and December. Securities in the Underlying Index are weighted by market capitalization. At each quarter, Nasdaq reweights the Underlying Index such that the maximum weight of any constituent does not exceed 8%. Only the five largest securities may exceed a 4% cap; the individual weight of all other remaining constituents may not exceed 4%. The Fund is rebalanced and reweighted in accordance with the Underlying Index.

The Fund employs a "full replication" methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The Fund is "non-diversified" and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the "1940 Act").

5.Comment: We note that many governments have noted the risks presented by limited supply and production of semiconductor materials, including national security risks, in particular due to the heavy concentration of semiconductor chip production in certain regions. Please address whether heightened government intervention and regulatory scrutiny is a risk of investing in the Semiconductor ETF.

Response: We have revised the risk disclosure regarding the semiconductor industry in the statutory prospectus to address the Staff's comment, as follows:

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

Semiconductors Industry Risk. The Fund will be sensitive to, and its performance may depend to a greater extent on, the overall condition of the semiconductor industry. The semiconductors industry is characterized by rapid technological change, cyclical market patterns, significant price erosion, periods of over-capacity and production shortages, changing demand, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In the past, business conditions in this industry have changed rapidly from periods of strong demand to periods of weak demand. Recent events, including the impact from the COVID-19 pandemic, has impaired manufacturing output of semiconductor equipment and at least temporarily disrupted supply chains for industries that rely on such equipment. Semiconductor companies are vulnerable to wide fluctuations in securities prices due to such global circumstances and may be negatively impacted as a result, and it is unknown how long such conditions will persist. Any future downturn in the industry could harm the business and operating results of semiconductor companies.

Many semiconductor companies may not successfully introduce new products, develop and maintain a loyal customer base or achieve general market acceptance for their products, and failure to do so could have a material adverse effect on their business, results of operations and financial condition. Semiconductor design and process methodologies are subject to rapid technological change requiring large expenditures for research and development in order to improve product performance and increase manufacturing yields. Current technology is likely to become obsolete at some point in the future. Semiconductor companies rely on a combination of patents, trade secret laws and contractual provisions to protect their technologies. The process of seeking patent protection can be long and expensive. In addition, the semiconductors industry is characterized by frequent litigation regarding patent and other intellectual property rights, which may require semiconductor companies to defend against competitors' assertions of intellectual property infringement or misappropriation. While the U.S. remains the global leader in semiconductor design and development, a majority of semiconductor chip manufacturing now occurs in Asia. Recently, the U.S. government has considered the relative lack of domestic production of semiconductor equipment to be a potential national security risk, and it is possible that the industry may be subject to future government scrutiny.

6.Comment: Supplementally, please confirm the way that the index provider describes the Semiconductor ETF's underlying index. The disclosure states that the underlying index consists of the 30 largest companies in the semiconductor industry; please confirm that the underlying index may include securities of small- and mid- capitalization companies.

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

Response: According to its methodology, the index provider selects for the underlying index the 30 largest eligible semiconductor companies listed in the U.S., ranked by market capitalization. Companies must have a minimum market capitalization of at least $100 million. Therefore, it is possible that a company may qualify for the index and be among the largest semiconductor companies, yet still have a relatively smaller capitalization within the overall U.S. equity market.

7.Comment: Please provide additional disclosure in the "Principal Investment Strategies" section of the Semiconductor ETF's summary prospectus about the semiconductor industry generally.

Response: The requested information has been included in that Fund's summary prospectus, as set forth in the response to comment no. 4.

8.Comment: Please include a "Passive Investment Risk" in the summary section of each Fund's prospectus.

Response: We note that each Fund's summary prospectus currently contains a risk titled "Index Risk," which includes language disclosing the risks associated with passive investment.

9.Comment: In each Fund's summary prospectus, consider including disclosure about the risks associated with cash transactions. We note that creations and redemptions of a Fund's shares that occur in cash, rather than in-kind, may cause a Fund to incur certain costs, such as brokerage fees, that such Fund may not otherwise incur if it conducted such transactions on an in-kind basis. Please also disclose if such costs will be imposed on a Fund, such that it will lower the Fund's NAV, to the extent such costs are not offset by Authorized Participants.

Response: The Funds anticipate that they will primarily effect creation and redemption transactions on an in-kind, rather than cash, basis. However, the Funds do reserve the right to conduct such transactions for cash. Accordingly, the following language has been added to each Fund's summary prospectus that discloses the risks associated with cash transactions:

Cash Transaction Risk. The Fund generally expects to make in-kind redemptions to avoid being taxed at the fund level on gains on the distributed portfolio securities. However, from time to time, the Fund reserves the right to effect redemptions for cash, rather than in-kind. In such circumstances, the Fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds. Therefore, the Fund may recognize a capital gain on these sales that might not have been incurred if the Fund had made a redemption in-kind. This may decrease the tax efficiency of the Fund compared to utilizing an in-kind redemption process.

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

10.Comment: Please provide information on the market capitalization requirements and constituent weighting rules of the underlying index in the "Principal Investment Strategies" section of each Fund's summary prospectus.

Response: The requested information for Semiconductor ETF has been included in its summary prospectus, and the revised disclosure is included in the response to comment no. 4. The revised disclosure for Biotechnology ETF is set forth below:

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. ("Nasdaq" or the "Index Provider") compiles the Underlying Index, which is a modified market capitalization weighted index that is designed to measure the performance of securities listed on the Nasdaq Stock Market that are classified as either biotechnology or pharmaceutical companies. Eligible securities must (1) be classified under the biotechnology subsector or pharmaceuticals subsector of the Industry Classification Benchmark (ICB), (2) have a minimum market capitalization of $200 million at the time of the Underlying Index's annual rebalancing, and (3) have a minimum average daily trading volume of 100,000 shares.

The Underlying Index may include securities of large-, mid- and small- capitalization companies. As of April 30, 2021, the Underlying Index was comprised of 275 constituents with market capitalizations ranging from approximately $99.4 million to $139.3 billion.

The Underlying Index is rebalanced annually in December and reweighted quarterly, effective at market open of the following trading day after the close of trading on the third Friday in March, June, September and December. The Fund is rebalanced and reweighted in accordance with the Underlying Index. Securities in the Underlying Index are weighted by market capitalization. At each quarter, Nasdaq reweights the Underlying Index such that the maximum weight of any constituent does not exceed 8%. Only the five largest securities may exceed a 4% cap; the individual weight of all other remaining constituents may not exceed 4%.

The Fund employs a "full replication" methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The Fund is "non-diversified" and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the "1940 Act").

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U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 4, 2021

11.Comment: In Item 35 under Part C of Form N-1A, please provide the undertaking required by Rule 484 under the 1933 Act.

Response: The undertaking required by Rule 484 has been provided under Item 35.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6724 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Adam Henkel

Adam Henkel

Head of Legal,

Invesco Capital Management

cc:Eric Purple, Esq. Alan Goldberg, Esq. Mark Greer, Esq.

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